UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                                 BIOCORAL, INC.
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                                (Name of Issuer)

                           Common Stock, par value $.001
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                         (Title of Class of Securities)

                                  090-935-107
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                                 (CUSIP Number)

                      Franz Bachmann, F.X. Bachmann Ltd.,
              Baarerstrasse 57, Zug SWITZERLAND, 011-4141-710-5740
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                      Authorized to Receive Communications)

                                  November 7, 1995
              ----------------------------------------------------
            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

Item 1. Security and Issuer. This statement relates to the common stock, $.001 par value per share, of BioCoral, Inc., a Delaware corporation ("Company") whose principal executive offices are located c/o Stein Riso Haspel & Jacobs LLP, 805 Third Avenue, New York, NY 10022. The shares of common stock of the Company are traded on the NASDAQ Bulletin Board.

Item 2. Identity and Background. (a) This statement is being filed by F. X. Bachmann AG., a Swiss corporation ("FXB"). FXB is in the business of portfolio management on behalf of both individual and corporate clients in Zug, Switzerland. Its principal place of business is located at Baarerstrasse 57, 6304 Zug, Switzerland. FXB is a privately-held corporation and is not subject to the provisions of either Section 13 or 15 of the Securities Exchange Act of 1934, as amended ("Act"), nor is it subject to the provisions of the Investment Advisors Act of 1940, as amended. In the ordinary course of its business, FXB acquired the subject shares (the "Shares") of the Company on behalf of 65 of its clients, all of whom are non-US persons. By virtue of its contractual relationships with such clients, FXB may be deemed to beneficially own the Shares. FXB disclaims any beneficial interest in any of the Shares. FXB first acquired 200,000 shares of the Company's stock in open market transactions on November 7, 1995, for an aggregate consideration of $1,354,000. From November 8, 1995 through January 28, 1997, it acquired, on behalf of its clients, an additional (net of sales thereof) 925,194 shares for an additional consideration (net of the proceeds of sales thereof) of $3,762,909. All the additional shares were acquired in open market transactions or as share dividends for shares already owned. All such acquisitions and sales were, as mentioned above, made in the ordinary course of FXB's business on behalf of its clients. In addition, during the subject period, FXB and/or its principals purchased shares of the Company for its/their own account, which number of shares never exceeded 200,000.

     The names, business addresses and principal occupations of the officers and directors of FXB are as follows:

     Franz X. Bachmann, Baarerstrasse 57, 6304 Zug, Switzerland - Managing
       Director.
     Pierre Lanz, Baarerstrasse 57, 6304 Zug, Switzerland - Director.

      (b) During the past five years, to the knowledge of present management of FXB, neither FXB nor any person named above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it or any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Use of Funds. The Shares were acquired by FXB with its clients funds only for an aggregate consideration (net of proceeds of sales) of $5,116,909. To FXB's knowledge, each of its clients utilized its own funds in connection with such acquisition.

Item 4. Purpose of Transaction. FXB acquired the Shares on behalf of its clients for investment purposes. Neither FXB nor, to its knowledge, any of its clients, has any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company other than those reported herein or in any amendment hereto;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of January 28, 1997, FXB owned 1,125,194 shares of the common stock, $.001 par value per share, of the Company, The Shares owned represented, as of such date, 14.72% of the common stock outstanding of the Company. Excvept as otherwise disclosed in response to Item 2 hereof, FXB does not, for its own account, own directly any securities of the Company.

     (b) By virtue of its contractual arrangements with its clients, FXB shares with such clients the power to dispose or direct the disposition of all the Shares and to vote or to direct the vote of same.

     (c) On January 22, 1997, FXB sold 6000 shares of the Company's stock at $5.23 per share; on January 23, 1997, FXB sold 5000 shares of the Company's stock at $5.10 per share; on January 24, 1997, FXB sold 1000 shares of the Company's shares at $5.09 per share; on January 28,1997, FXB sold 3000 shares of the Company's stock at $4.85 per share.

     (d) As mentioned above, FXB shares the right to vote and dispose of the Shares with each of its subject clients. FXB is not holding, on behalf of any single client, in excess of 5% of the outstanding shares of the Company.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any of the Company Securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits.

      None.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March  24, 1997

F. X. BACHMANN AG


/s/ Franz Bachmann
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Signature

Franz Bachmann, Managing Director
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Name / Title